EXHIBIT 4.4

Unofficial English translation of agreements originally drawn up in Spanish. In case of discrepancy the Spanish language version prevails

SECOND ADDENDUM TO THE REPLACEMENT AGREEMENT BETWEEN

REPSOL YPF S.A. AND “LA CAIXA” DATED JANUARY 11, 2000

This second addendum is made by and between Antonio Brufau Niubó, in representation and on behalf of Caixa d’Estalvis i Pensions de Barcelona, hereinafter “La Caixa,” party of the first part,

and

Ramón Blanco Bahia, in representation and on behalf of Repsol YPF S.A., party of the second part,

With both parties acknowledging that each has sufficient legal capacity to make this addendum, and

W H E R E A S:

1.  On May 16, 2002, the parties signed a “Replacement Agreement between Repsol YFP, S.A. and La Caixa dated January 11, 2000,” with regard to Gas Natural SDG, S.A. Said replacement formed the subject matter of an Addendum dated December 16, 2002;

2.  The parties are desirous of continuing the Agreement of May 16, 2002, entitled “Replacement Agreement between Repsol YFP, S.A. and La Caixa dated January 11, 2000,” insofar as relates now to the entry on the Board of Gas Natural SDG, S.A., of a Board member outside those nominated by the parties, who has already been advanced, and thereby to amend some of the agreements in an effort to adapt better to any situation that may arise,

NOW, THEREFORE, the parties AGREE AS FOLLOWS:

1.  The parties agree to appoint La Caixa de Catalunya as a Board member of Gas Natural SDG, S.A., which together with HISUSA Holding de Infraestructuras y Servicios Urbanos, S.A., would be able to become holders of respectively three percent (3%) and five percent (5%) of the stock capital of Gas Natural SDG, S.A. Consequently, this appointment shall be voted upon at the General Meeting to be held on the 23rd of June next, with the understanding that involved here in any case is an appointment that has to be granted to La Caixa de Catalunya.

As a result of the foregoing, the Board of Directors will be composed of seventeen (17) members, with sixteen (16) of them provided for in the Addendum of December 16, 2002, plus La Caixa de Catalunya.

2.  The second stipulation of the Replacement Agreement of May 16, 2002, will now contain the following language:

“II - LINES OF BUSINESS ACTIONS.

“In accordance with said principles, the parties agree in good faith and bearing in mind the very interests of Gas Natural SDG S.A., prior to submission to the Board, to the strategic plan of Gas Natural SDG, S.A., which will include all decisions that affect the corporation’s basic lines of strategy, its organizational structure, the annual budget, the concentration operations, the acquisition and disposal of assets and whatever may be substantial to the corporation’s lines of strategic development”

3. The agreement relating to the Executive Committee of Gas Natural SDG, S.A., as contained in section c) of Agreement First of the Addendum dated December 16, 2002, is amended to read as follows:

“The Executive Committee of Gas Natural SDG, S.A., shall be composed of eight (8) members.

“The parties to this Agreement shall vote at the meeting of the Board of Directors on the appointment of three (3) members of the Executive Committee from among the candidates proposed by Repsol YFP, S.A., another three (3) members from among those proposed by

La Caixa, and the remaining two (2) from among independent Board members. Among those proposed by La Caixa will be the President, who shall preside over the Executive Committee, and among those proposed by Repsol YFP, S.A., will be the Managing Director”

IN WITNESS WHEREOF, and with the understanding that the contents of this Second Addendum shall be reported to the National Securities Market Commission, the parties affix their signatures hereto on two (2) copies on the date and at the place hereinbelow stated.

LA CAIXA	REPSOL YPF, S.A.

[signature] Antonio Brufau Niubó	[signature] Ramón Blanco Balín,
Barcelona, June 20, 2003	Madrid, June 20, 2003